UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated July 30, 2013 of Scorpio Tankers Inc. (the "Company") announcing that the Company intends to offer and sell 20 million shares of its common stock in an underwritten public offering, and intends to grant the underwriters an option to purchase additional shares of common stock representing 15% of the offered shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: July 30, 2013	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

EXHIBIT 99.1

Scorpio Tankers Inc. Announces Public Offering of Common Stock

MONACO—July 30, 2013 - Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it intends to offer and sell 20 million shares of its common stock in an underwritten public offering. The net proceeds of this offering are expected to be used for product tanker vessel and LPG carrier acquisitions, working capital and other general corporate purposes.  UBS Securities LLC is acting as sole book-running manager in the offering, RS Platou Markets AS is acting as Joint Lead Manager and Global Hunter Securities, LLC is acting as Co-Manager.  The Company also intends to grant the underwriters a 30-day option to purchase additional shares of common stock representing 15% of the offered shares.

The Company's common stock trades on the New York Stock Exchange under the symbol "STNG."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.  This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the "SEC") and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from UBS Securities LLC, as representative of the underwriters, at 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department, or by calling (888) 827-7275.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.